January 19, 2010

Mr. Rufus Decker

Accounting Branch Chief

Division of Corporate Finance

U.S. Securities and Exchange Commission

Washington, DC 20549-4631

Re:      Herman Miller, Inc.

                        Form 10-K for the year ended May 30, 2009

                        Form 10-Q for the period ended August 29, 2009

                        File 1-15141

Dear Mr. Decker:

            This letter is an addendum to the response filed on January 11, 2009.  The comments from your letter are set forth in bold font below and are followed by our response.

3.         We note your response to prior comment 10.  If EBITDA (as defined in the credit agreement) includes adjustments for items other than interest, taxes, depreciation and amortization, please revise your description of the measure to convey this and briefly describe the nature of the additional adjustments.

Response:  Management has revised the example response to indicate that adjusted EBITDA (as defined in the credit agreement) does include items outside the standard EBITDA calculation.  Management has included a description in the disclosure to indicate the types of items that make up adjusted EBITDA for purposes of calculating financial performance ratios for our debt covenants.

Mr. Rufus Decker

January 19, 2010

Example Disclosure: Notes Payable

Our senior notes and the unsecured senior revolving credit facility restrict, without prior consent, our borrowings, capital leases, and the sale of certain assets. In addition, we have agreed to maintain certain financial performance ratios, which include a maximum leverage ratio covenant, which is measured by the ratio of debt to trailing four quarter adjusted EBITDA (as defined in the credit agreement) and is required to be less than 3.5:1, and a minimum interest coverage ratio, which is measured by the ratio of trailing four quarter adjusted EBITDA to trailing four quarter interest expense (as defined in the credit agreement) and is required to be greater than 4:1. Adjusted EBITDA is generally defined in the credit agreement to be adjusted by certain items which include non-cash, share-based compensation, non-recurring restructuring costs and extraordinary items. At May 30, 2009 and May 31, 2008, we were in compliance with all applicable restrictions and performance ratios and anticipate remaining so for the foreseeable future.

ACKNOWLEDGMENT

  The company is responsible for the adequacy and accuracy of the disclosure in its filings;
  SEC Staff comments or changes to disclosure in response to SEC Staff comments in the company's filings reviewed by the SEC Staff do not foreclose the SEC from taking any action with respect to the company's filings; and
  The company may not assert SEC Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

            We hope that the foregoing sufficiently responds to your comment.  If you have additional questions or comments, please feel free to contact me at 616-654-7578.

Very truly yours,

/s/ Gregory J. Bylsma

Gregory J. Bylsma

Chief Financial Officer